Matthew B. Hemington T: +1 650 843 5062 HemingtonMB@cooley.com	VIA EDGAR

November 8, 2013

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 6010

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Loan Lauren P. Nguyen

Re:	CymaBay Therapeutics, Inc.
Amendment No. 2 to Registration Statement on Form 10-12(g)
Filed October 17, 2013
File No. 000-55021

Dear Ms. Nguyen:

Enclosed for electronic filing via EDGAR pursuant to the Securities Exchange Act of 1934, on behalf of our client, CymaBay Therapeutics, Inc. (the “Company”), is Amendment No. 3 to the Company’s registration statement on Form 10 (“Third Amended Registration Statement”). The Third Amended Registration Statement updates the Company’s registration statement on Form 10 (the “Registration Statement”) originally filed with the Securities and Exchange Commission (the “Commission”) on August 12, 2013.

The Third Amended Registration Statement is being submitted in response to comments received from the staff of the Commission (the “Staff”) by letter dated October 30, 2013, with respect to Amendment No. 2 to the Registration Statement (the “Comment Letter”). The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for your convenience. Except where otherwise indicated, page references in the text of the responses below correspond to the page numbers of Amendment No. 2 to the Registration Statement.

Staff Comments and Company Responses

Management’s Discussion and Analysis of Financial Condition, page 61

Liquidity and Capital Resources, page 68

1.	Please revise this section to describe the terms of the $10 million loan and security agreement entered into with Silicon Valley Bank and Oxford Finance LLC.

Response: The Company has added the disclosure requested in the Staff’s comment on page 69 of the Third Amended Registration Statement.

3175 HANOVER STREET, PALO ALTO, CA 94304     T: (650) 843-5059     F: (650) 849-7400

United States Securities and Exchange

Commission

November 8, 2013

Page Two

2.	Please revise this section to provide the terms of the equity and loan facility entered into with the Johnson & Johnson Development Corporation. Also, please file a copy of the facility as an exhibit.

Response: We respectfully advise the Staff that the equity and loan facility entered into with the Johnson & Johnson Development Corporation was paid off in connection with the September 30, 2013, equity financing, which event is disclosed in Note 15 to the financial statements as a subsequent event, and therefore is no longer in effect. Consequently, as discussed with the Staff, the Company believes that disclosure of the equity and loan facility is not material to an investor, nor is the filing of the equity and loan facility required.

Security Ownership of Certain Beneficial Owners and Management, page 70

3.	We note your response to our prior comment 9 and find it unresponsive. For Alta BioPharma, please revise to disclose the natural person or persons who have, sole or shared, voting or investment power with respect to the common stock listed in the table. To the extent Alta BioPharma is owned by other entities, we would expect that you identify the natural person or persons who have, sole or shared, voting or investment power with respect to the common stock. For guidance, refer to Instruction 2 of item 403 of Regulation S-K, Rule 13d-3 under the Exchange Act and Regulation S-K Compliance and Disclosure Interpretations Question 140.01.

Response: We have been advised by Alta BioPharma that no natural person or persons have sole or shared voting or investment power over the shares beneficially owned by the Alta BioPharma entities. We are informed that voting and investment decisions are made by a group of three directors, and decisions by these directors can only be made by a majority vote of the group. As a result, no one director has the power to make any decision, or to block any decision, with respect to the voting or investment of the shares held by the Alta BioPharma entities. Therefore, no natural person has beneficial ownership of the shares held by the Alta BioPharma entities.

The Company requests the Staff’s assistance in completing the review of the Registration Statement as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding the Third Amended Registration Statement or this response letter to me at (650) 843-5062.

Sincerely,

/s/ Matthew B. Hemington
Matthew B. Hemington

cc:	Harold Van Wart, CymaBay Therapeutics, Inc.

3175 HANOVER STREET, PALO ALTO, CA 94304     T: (650) 843-5059     F: (650) 849-7400